Mail Stop 4628
                                                           September 24, 2018


Angelo Morini
President
Anutra Corporation
248 Hatteras Avenue
Clermont, FL 34711

       Re:    Anutra Corporation
              Amendment No. 2 to Form 8-K
              Filed September 19, 2018
              File No. 0-55740

Dear Mr. Morini:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our September
4, 2018 letter.

Business and Business Plan, page 3

Effect of Existing or Probable Governmental Regulation, page 8

1. We note your revised disclosure in response to prior comment 3. Please expand your disclosure to discuss further the effects of the FDA's regulations on your business, including a discussion of the FDA's regulation of dietary supplements and drugs, as applicable.

       In your revised disclosure, please clarify whether your products are "dietary supplements" as defined by and subject to the Dietary Supplement Health and Education
       Act of 1994 (DSHEA), and whether your products are subject to FDA pre-approval and notification prior to marketing as a drug. In that regard, we note that the FDA website indicates that the Federal Food, Drug, and Cosmetic Act (FD&C) defines drugs, in part,
 Angelo Morini
Anutra Corporation
September 24, 2018
Page 2

       by their intended use to cure, mitigate, treat, or prevent disease, and that your website includes statements of benefit regarding your products. For example, your Critical
       Advantages webpage states that "Anutra's nutrient dense qualities have been clinically proven to significantly improve metabolic control of diabetes."

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202)
551-3056 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.


                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources

cc:    Jarvis J. Lagman, Esq.
       Cassidy & Associates